Exhibit 21.1
Subsidiaries of the Ubiquiti Networks, Inc.
UAB “Devint”
Republic of Lithuania
Ubiquiti Cayman Limited
Cayman Islands
Ubiquiti International Holding Company Limited
Cayman Islands
Ubiquiti Networks Consulting (Shanghai) Co., Ltd
The People's Republic of China
Ubiquiti Networks (India) Private Limited
Republic of India
Ubiquiti Networks International Limited
Hong Kong